UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                      .

On April 14, 2008, ASAT Holdings Limited (“the Company”) issued a press release announcing that the Company has appointed Mr. Jeffrey R. Osmun as its new President, effective April 14, 2008.

A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: April 15, 2008	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated April 14, 2008, announcing that the Company has appointed Mr. Jeffrey R. Osmun as its new President, effective April 14, 2008.

Exhibit 99.1

ASAT Holdings Appoints Jeffrey Osmun As Its New President

HONG KONG and MILPITAS, Calif., – April 14, 2008 – ASAT Holdings Limited (ASTTY.PK) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced the appointment of Jeffrey R. Osmun to the newly created position of President effective April 14, 2008. Mr. Osmun will also assume the title of Executive Vice President of Sales and Marketing where he will have overall responsibility for ASAT’s worldwide sales organization. Mr. Osmun will be based in the United States and report to Tung Lok Li, ASAT’s acting chief executive officer.

The Company also announced that Joe Martin, formerly Executive Vice President of Sales and Marketing, will assume the new position of Chief Business Officer where he will formulate and implement business strategy for the Company. Mr. Martin will continue to report directly to Mr. Li and remain a member of the Board of Directors.

Mr. Osmun brings to ASAT almost 20 years of semiconductor industry sales experience, including seven years at assembly and test provider STATS ChipPAC where he most recently served as Corporate Vice President of Worldwide Sales and Marketing. During this period, Mr. Osmun served as a key member of the leadership team responsible for the integration of ST Assembly Test Services Ltd. and ChipPAC in 2004, while at the same time leading the combined marketing, customer service and technical sales support organizations.

“Jeff brings a proven record of success in managing global sales organizations in the semiconductor and assembly and test industries. I am pleased that a person of his caliber has agreed to join our executive team charged with leading the next phase of ASAT’s growth,” said Mr. Li.

In addition to his experience at STATS ChipPAC, Mr. Osmun most recently served as Corporate Vice President of Sales and Marketing at White Electronic Designs, an Arizona-based provider of advanced technology solutions. Mr. Osmun also worked in several sales and management positions, rising from sales engineer to national sales manager, during his 12 year career with Kyocera America, Inc.

“ASAT is rebuilding a prominent position in the outsourced assembly and test industry by leveraging its expanding customer base, world-class customer service, leading-edge product platform and state-of-the-art manufacturing center in Dongguan,” said Mr. Osmun. “In the last year the company has delivered on its strategy to generate improved results and I look forward to contributing to its future success.”

Mr. Osmun holds a Bachelor of Science degree in Mechanical Engineering from Lehigh University.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 19 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including the risk that we will not be able to locate and retain suitable people for our middle and senior management, the risk that we may not be able to maintain our improving position within the test and assembly industry due to conditions in the overall semiconductor market and economy, the need for additional funding and the risk that financing may not be obtained, our ability to maintain or improve our manufacturing quality and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 15, 2007 and the section entitled “Risk Factors” in our current reports on Form 6-K containing quarterly financial information filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com